FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                         For the month of November 1999
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F [ X ]     Form 40 - F  [   ]

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes [   ]  No [ X ]

This Form 6-K consists of:

Form 8-A for registration of certain classes of securities pursuant to section 12 (b) or (g) of the securities exchange act of 1934.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  VASOGEN INC.


                                  By /s/Christopher  Waddick
                                     -------------------------------------
                                  (Name: Christopher  Waddick)
                                  (Title:   Vice-President, Finance & CFO)

Date:  November 15, 1999

                                    FORM 8-A

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                  Vasogen Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

                                     Canada
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                    (State of incorporation or organization)
                      (I.R.S. Employer Identification No.)

2155 Dunwin Drive, Suite10, Mississagua, Ontario                    5L 4M1
--------------------------------------------------------------------------------
(Address of principal executive offices)                           (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:
                     Title of each class to be so registered

                           Common Stock, No Par Value
--------------------------------------------------------------------------------

          Name of each exchange on which each class is to be registered

                             American Stock Exchange
--------------------------------------------------------------------------------

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates:

     ..... (if applicable)

         Securities to be registered pursuant to Section 12(g) of the Act:

--------------------------------------------------------------------------------
                                (Title of class)

--------------------------------------------------------------------------------
                                (Title of class)

Item 1.  Description of Securities to be Registered.

         Reference is made to "Item 14. Description of Securities to be Registered." in Vasogen Inc.'s Registration Statement on Form 20-F-A, dated August 28, 1997, filed with the Securities and Exchange Commission on September 2, 1997, which is hereby incorporated herein by reference.


Item 2. Exhibits.

         None.


                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                  VASOGEN INC.


                                  By /s/Christopher  Waddick
                                     -------------------------------------
                                  (Name: Christopher  Waddick)
                                  (Title:   Vice-President, Finance & CFO)

Date:  November 15, 1999